                                                                    Exhibit 99.2


(VIVENDI UNIVERSAL LOGO)


                                                                   July 29, 2004

NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information on a French GAAP basis for the first half of 2004 to `Balo' a French official bulletin for publication in accordance with French regulatory requirements.


              VIVENDI UNIVERSAL SECOND QUARTER AND FIRST HALF 2004
               REVENUES SHOW GOOD PROGRESS ON A COMPARABLE BASIS

                          SECOND QUARTER 2004 REVENUES

Vivendi Universal's consolidated revenues for the SECOND QUARTER OF 2004 AMOUNTED TO E5,418 MILLION compared with E6,132 million for the second quarter of 2003. Vivendi Universal Entertainment (VUE) was deconsolidated as of May 11, 2004 as the result of the NBC-Universal transaction.

On a PRO FORMA(1) BASIS, second quarter 2004 revenues INCREASED BY 3% AT CONSTANT CURRENCY, compared to 2003 second quarter.

On a COMPARABLE(2) BASIS, 2004 second quarter revenues INCREASED BY 6% AT CONSTANT CURRENCY, compared to 2003 second quarter.

THIS GOOD PERFORMANCE WAS ACHIEVED THROUGH A RETURN TO REVENUE GROWTH OF UNIVERSAL MUSIC GROUP AND THE CONTINUED GROWTH OF SFR CEGETEL GROUP, MAROC TELECOM AND CANAL+ GROUP.


                            FIRST HALF 2004 REVENUES

Vivendi Universal's consolidated revenues for the FIRST HALF OF 2004 AMOUNTED TO E11,391 MILLION compared with E12,364 million for the first half of 2003.

On a PRO FORMA(1) BASIS, first half 2004 revenues INCREASED BY 3% AT CONSTANT CURRENCY, compared to 2003 first half.

On a COMPARABLE(2) BASIS, 2004 first half revenues INCREASED BY 6% AT CONSTANT CURRENCY, compared to 2003 first half.


--------

(1) The pro forma information illustrates the effect of the divestiture of Vivendi Universal Entertainment in May 2004, of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. These revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2003.

(2) Comparable basis essentially illustrates the effect of the divestiture of VUE, of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if these transactions had occurred at the beginning of 2003.

MEDIA ACTIVITY: REVENUES OF VIVENDI UNIVERSAL'S MEDIA ACTIVITY, INCLUDING CANAL+ GROUP, UNIVERSAL MUSIC GROUP AND VIVENDI UNIVERSAL GAMES, AMOUNTED TO E2,078 MILLION FOR THE SECOND QUARTER OF 2004, UP 1% ON A COMPARABLE BASIS AT CONSTANT CURRENCY. FOR THE FIRST HALF 2004, MEDIA ACTIVITY REVENUES AMOUNTED E4,056 MILLION IN LINE WITH THE FIRST HALF OF 2003, ON A COMPARABLE BASIS AT CONSTANT CURRENCY.

CANAL+ GROUP:

SECOND QUARTER:

Canal+ Group reported second quarter revenues of E 916 million compared to E 1,049 million for the same period in 2003. On a comparable basis (neutralizing the effect of changes in scope of consolidation) CANAL+ GROUP REVENUE FOR THE SECOND QUARTER OF 2004 GREW 4 %. The revenues of French pay-TV grew 2%. Compared to the second quarter of 2003, the premium channel revenues decreased slightly; however at end of June 2004 and for the first time in three years, it increased its total portfolio (to 4.88 million subscriptions) compared to June 2003. Besides, its advertising revenues continued to grow over the period thanks to the higher audience and satisfaction rate.

In addition, the quarter revenues were positively impacted by the solid performance of CanalSatellite.

In parallel, revenues for the movie business were up 26% primarily driven by pre-sales' revenues (mainly Les Rivieres Pourpres 2).

FIRST HALF:

Canal+ Group reported first half revenues of E 1,839 million compared to E 2,215 million for the same period in 2003. Neutralizing the effect of changes in scope of consolidation, primarily the sale of Telepiu, CANAL+ GROUP REVENUE FOR THE FIRST HALF OF 2004 GREW 5 %.

The revenues of the Group's core business, French pay-TV, grew 4 %. As highlighted for the quarter, at end of first half 2004 the premium channel total portfolio was higher compared to previous year for the first time in three years. Compared to last year, while the premium channel revenues were slightly down (-1%), the number of new subscribers to the premium channel was up 17% and the churn rate declined. In addition, thanks to the higher audience and satisfaction rate, its advertising revenues grew strongly.

CanalSatellite reinforced its position of France's leading digital satellite platform with a strong performance over the period, increasing continuously its portfolio to 2.83 million subscriptions (an increase of approximately 80,000 subscriptions for the first half of 2004) and maintaining a low-level churn rate.

In parallel, revenues for the Group's movie business increased 27%, driven by the releases of successful movies (Les Rivieres Pourpres 2, Podium...) and the good performances on videotapes and DVD, in particular the successful Les Nuls, L'integrule.


UNIVERSAL MUSIC GROUP (UMG):

SECOND QUARTER:

UMG's revenue of E1,091 million was 2% above last year with strong sales in North America and the U.K. countering adverse currency movements, continued weakness in several major music markets particularly France and lower sales in Japan where last year's success with international repertoire was not repeated. IN CONSTANT CURRENCY, UMG'S REVENUES INCREASED 5%, when compared to last year for the same period.

Best sellers in the quarter were new releases from D12, Diana Krall, Mario Winans, Lloyd Banks and Slipknot. Other major sellers were debut releases from UK acts Keane and Scissor Sisters, both reaching number one in their domestic sales chart. Regional best sellers included Italy's Zucchero, Japan's Moriyama Naotaro and the new album from Michel Sardou released on the recently acquired Trema record label in France.

In the U.S., total album unit sales for the industry as measured by SoundScan increased 4.6% versus a strong quarter last year with UMG outperforming the market with a 0.5% increase in market share to 27.6%.

FIRST HALF:

UMG's revenue of E2,069 million was 5% below last year due to adverse currency movements.

IN CONSTANT CURRENCY, SALES WERE IN LINE WITH 2003 with the improvement in the US music market, a better than market performance in the healthy UK music market and the recovery of lost ground in Latin America countering weakness in many continental European markets particularly France and lower sales in Japan. Sales of digitized music including ringtones were E33 million, representing 2% of total revenue.

Best sellers included a Greatest Hits album from Guns N' Roses, new releases from D12 and Kanye West and very strong carryover sales from Black Eyed Peas and Hoobastank. Major new releases for the remainder of the year include new albums from 50 Cent, Mariah Carey, Eminem, Nelly and U2 in addition to Greatest Hits from Jay Z, George Strait and Shania Twain.


VIVENDI UNIVERSAL GAMES (VUG):

SECOND QUARTER:

VUG's revenues of E71 million were down against prior year by 47%, DOWN 44% ON A CONSTANT CURRENCY BASIS. In the second quarter of 2004 the key titles were Van Helsing, Riddick and the continuation of Simpsons: Hit & Run which was a 2003 launched product. VUG's revenue decline is partially due to a good second quarter 2003 with the successful launches of The Hulk and Warcaft III Expansion. Additionally, 2004 revenues were hindered by higher returns than anticipated in Europe.

FIRST HALF:

Revenues of E148 million were down against prior year by 38%, DOWN 32% ON A CONSTANT CURRENCY BASIS, due to a weaker product line up in 2004. On a year to date basis the key 2004 launched titles were Van Helsing, Counterstrike Condition Zero, Baldurs Gate Dark Alliance 2 and Riddick. Simpsons: Hit and Run continued to sell extremely well despite it being a 2003 launched product.

2004 will be a transition year. The new management team is focused on developing high quality games on a timely basis, actively reducing the operating costs basis and leveraging a worldwide organization.

TELECOM ACTIVITY: REVENUES OF VIVENDI UNIVERSAL'S TELECOM ACTIVITY, INCLUDING SFR CEGETEL GROUP AND MAROC TELECOM, AMOUNTED TO E2,449 MILLION FOR THE SECOND QUARTER OF 2004, UP 11%, ON A COMPARABLE BASIS AT CONSTANT CURRENCY.

FOR THE FIRST HALF OF 2004, TELECOM ACTIVITY AMOUNTED TO E4,883 MILLION, UP 12% ON A COMPARABLE BASIS AT CONSTANT CURRENCY.


SFR CEGETEL GROUP:

SECOND QUARTER:

SFR Cegetel Group consolidated revenues for the second quarter of 2004 INCREASED BY 12%, AND 11% ON A COMPARABLE BASIS(3), to E2,055 million.

Mobile telephony achieved good performance with a revenue growth of 9%(4) (and 11% on a comparable basis) to E1,763 million, mainly reflecting the year on year increase in the customer base.

Fixed telephony revenues increased by 40%(4) to E292 million (and 8% on a comparable basis) mainly driven by growing retail and wholesale broadband Internet.

FIRST HALF:

SFR Cegetel Group consolidated revenues for the first six months of 2004 INCREASED BY 14%, AND 12% ON A COMPARABLE BASIS(3), to E 4,113 million.

Mobile telephony achieved a revenue growth of 10%(4) (and 13% on a comparable basis) to E3,517 million, mainly reflecting the year on year increase in the customer base combined with a favorable mix evolution.

During the first six months of 2004, SFR (including SRR) recorded 218,000 net new customers taking its registered customer base to 14,942 million, a 7% increase against last year. SFR market share on the French mobile market slightly increased to 35.4% at the end of June 2004 versus 35.3% at the end of June 2003.

The improved customer mix to 59.5% of postpaid, against 55.4% in the first six months of 2003, led to an increase of 2% of the annual rolling blended ARPU(5) to E436.

Data revenue improved significantly up to 10.8% of network revenue for the first 6 months of 2004, compared to 8.5% on the same period last year, mainly due to the increased volume of SMS sent by SFR customers but also the positive contribution from Vodafone Live! with 1,073,000 customers of the multimedia service portal at the end of June 2004, only eight months after launch.

Fixed telephony revenues increased by 40%(4) to E596 million (and 9% on a comparable basis) mainly driven by growing retail and wholesale broadband Internet along with good performances of the corporate division.


MAROC TELECOM:

SECOND QUARTER:

Maroc Telecom revenues for the second quarter of 2004 were UP 10%, AND UP 12% AT CONSTANT CURRENCY, to E394 million compared to the same period last year.

Mobile revenues were up 22% at constant currency compared to the same period in 2003 mainly thanks to its customer base increase.

Fixed revenues were up 2% at constant currency also driven by an increase of its customer base.

FIRST HALF:

Revenues were UP 8%, AND 11% AT CONSTANT CURRENCY, to E770 million in the first half of 2004 compared to the same period last year.

Mobile revenues were up 18% at constant currency compared to the same period last year. This improvement was mainly driven by the increase of its customer base to 5.5 million subscribers compared to 4.9 million in June 2003, higher handset revenues, strong roaming revenues and incoming fixed revenues mainly from international.

Fixed revenues were up 3% at constant currency. This improvement was mainly driven by higher outgoing traffic revenues as a result of the increase of the fixed customer base, the increase of Internet revenues reflecting the successful launch of ADSL services and the increase of revenue from incoming mobile traffic to international.

--------

(3) Comparable basis illustrates the full consolidation of Telecom Developpement as if the merger had occurred at the beginning of 2003.

(4) Please note that further to the merger of SFR and Cegetel Groupe SA and also to better reflect the performances of each separate business, SFR Cegetel Group has reallocated holding and other revenues, which were previously reported in the "fixed and other" line renamed "fixed and internet", to the "mobile" line. As a consequence, SFR Cegetel Group's breakdown of results by business differs from figures published in 2003.

(5) ARPU (Average Revenue Per User) is defined as revenues net of promotions excluding roaming in and equipment sales divided by average ART total customer base for the last twelve months.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that : proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation to, provide, update, or revise any forward-looking statements.

CONTACTS :


MEDIA                                                INVESTOR RELATIONS

                                                     PARIS
PARIS                                                Daniel Scolan
Antoine Lefort                                       +33 (0) 1 71 71 32 91
+33 (0) 1 71 71 11 80                                Laurence Daniel
Agnes Vetillart                                      +33 (0) 1 71 71 12 33
+33 (0) 1 71 71 30 82
Alain Delrieu                                        NEW YORK
+33 (0) 1 71 71 10 86                                Eileen McLaughlin
                                                     +(1) 212.572.8961
NEW YORK
Flavie Lemarchand
+(1) 212.572.1118

                                VIVENDI UNIVERSAL
                          REVENUES BY BUSINESS SEGMENT
                            (FRENCH GAAP, UNAUDITED)

                                                                               AS REPORTED (A)
                                                 ----------------------------------------------------------------------
                                                    Quarter ended June 30,                  Half year ended June 30,
                                                 --------------------------               -----------------------------
(in millions of euros)                            2004     2003    % Change                 2004      2003     % Change
                                                 ------   ------   --------               -------   -------    ---------
REVENUES
   Canal+ Group                                  E  916   E1 049      -13%                E 1 839   E 2 215      -17%
   Universal Music Group                          1 091    1 068        2%                  2 069     2 168       -5%
   Vivendi Universal Games                           71      134      -47%                    148       240      -38%
                                                 ------   ------   --------               -------   -------    ---------
   MEDIA                                         E2 078   E2 251       -8%                E 4 056   E 4 623      -12%
   SFR Cegetel Group                              2 055    1 831       12%                  4 113     3 612       14%
   Maroc Telecom                                    394      357       10%                    770       714       8%
                                                 ------   ------   --------               -------   -------    ---------
   TELECOM                                       E2 449   E2 188       12%                E 4 883   E 4 326       13%
   Other (b)                                         57      129      -56%                    125       325      -62%
                                                 ------   ------   --------               -------   -------    ---------
   TOTAL VIVENDI UNIVERSAL                       E4 584   E4 568        0%                E 9 064   E 9 274       -2%
                                                 ======   ======   ========               =======   =======    =========
   (EXCLUDING VUE AND VUP ASSETS SOLD IN 2003)
   Vivendi Universal Entertainment (c)              834    1 516      -45%                  2 327     2 962      -21%
   VUP assets sold in 2003 (d)                       --       48       na*                     --       128       na*
                                                 ------   ------   --------               -------   -------    ---------
   TOTAL VIVENDI UNIVERSAL                       E5 418   E6 132      -12%                E11 391   E12 364       -8%
                                                 ======   ======   ========               =======   =======    =========

*    na: non applicable.


                                                                       COMPARABLE BASIS (E)
                                    -------------------------------------------------------------------------------------------
                                             Quarter ended June 30,                          Half year ended June 30,
                                    -------------------------------------------       -----------------------------------------
                                                                       % Change                                        % Change
                                                                          at                                              at
                                                                       constant                                        constant
(in millions of euros)               2004        2003     % Change     currency        2004       2003    % Change     currency
                                    ------      ------    --------     --------       ------     ------   --------     --------
REVENUES
   Canal+ Group                     E  908      E  875       4%            3%         E1 815     E1 723        5%         5%
   Universal Music Group             1 091       1 068       2%            5%          2 069      2 168       -5%         0%
   Vivendi Universal Games              71         134     -47%          -44%            148        240      -38%       -32%
                                    ------      ------    --------     --------       ------     ------   --------     --------
   MEDIA                            E2 070      E2 077       0%            1%         E4 032     E4 131       -2%         0%
   SFR Cegetel Group                 2 055       1 858      11%           11%          4 113      3 665       12%        12%
   Maroc Telecom                       394         357      10%           12%            770        714        8%        11%
                                    ------      ------    --------     --------       ------     ------   --------     --------
   TELECOM                          E2 449      E2 215      11%           11%         E4 883     E4 379       12%        12%
   Other (b)                             9          13     -31%           -8%              7         33      -79%       -61%
                                    ------      ------    --------     --------       ------     ------   --------     --------
   TOTAL VIVENDI UNIVERSAL          E4 528      E4 305       5%            6%         E8 922     E8 543        4%         6%
                                    ======      ======    ========     ========       ======     ======   ========     ========

(a)  As they will be published in BALO on August 2, 2004.

(b) "Other" corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions. On a comparable basis, it does not include Atica & Scipione, Vivendi Telecom Hungary, Kencell, Monaco Telecom nor Internet operations.

(c) Vivendi Universal Entertainment was deconsolidated as of May 11, 2004 as the result of the divestiture of 80% of Vivendi Universal's interest in this company.

(d)  Correspond to Comareg sold in May 2003.

(e) Comparable basis essentially illustrates the effect of the divestiture of VUE, of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if these transactions had occurred at the beginning of 2003.

                                VIVENDI UNIVERSAL
                          REVENUES BY BUSINESS SEGMENT
                            (FRENCH GAAP, UNAUDITED)

                                                                             PRO FORMA (A)
                                    -------------------------------------------------------------------------------------------
                                               Quarter ended June 30,                          Half year ended June 30,
                                    -------------------------------------------       -----------------------------------------
                                                                       % Change                                        % Change
                                                                          at                                              at
                                                                       constant                                        constant
 (in millions of euros)              2004        2003     % Change     currency        2004       2003    % Change     currency
                                    ------      ------    --------     --------       ------     ------   --------     --------
 REVENUES
    Canal+ Group                    E  916      E  974       -6%          -7%         E1 839     E1 904      -3%          -3%
    Universal Music Group            1 091       1 068        2%           5%          2 069      2 168      -5%           0%
    Vivendi Universal Games             71         134      -47%         -44%            148        240     -38%         -32%
                                    ------      ------    --------     --------       ------     ------   --------     --------
    MEDIA                           E2 078      E2 176       -5%          -3%         E4 056     E4 312      -6%          -3%
    SFR Cegetel Group                2 055       1 831       12%          12%          4 113      3 612      14%          14%
    Maroc Telecom                      394         357       10%          12%            770        714       8%          11%
                                    ------      ------    --------     --------       ------     ------   --------     --------
    TELECOM                         E2 449      E2 188       12%          12%         E4 883     E4 326      13%          13%
    Other (b)                           57         129      -56%         -53%            125        325     -62%         -59%
                                    ------      ------    --------     --------       ------     ------   --------     --------
    TOTAL VIVENDI UNIVERSAL         E4 584      E4 493        2%           3%         E9 064     E8 963       1%           3%
                                    ======      ======    ========     ========       ======     ======   ========     ========


(a) The pro forma information illustrates the effect of the divestiture of VUE in May 2004, of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. These revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2003.

(b) "Other" corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.